December 11, 2006
CONFIDENTIAL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Attn:	Donald C. Hunt, Attorney-Advisor
Mail Stop 6010
140 Scott Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com
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File No. 040981-0013

Re:	Avago Technologies Finance Pte. Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed November 15, 2006
File No. 333-137664
Ladies and Gentlemen:
     On behalf of Avago Technologies Finance Pte. Ltd (the “Company”), we confirm receipt of the letter dated December 4, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form F-4 filed November 15, 2006 (the “F-4”).
     The Company’s responses are as follows. These responses are provided under the same captions as contained in the Staff’s December 4, 2006 letter.
Table of Additional Registrant Subsidiary Co-Issuers and Guarantors
1.	We note your response to comment one from our letter dated October 26, 2006, including your statement in the first paragraph on page 2 of your response that the subsidiary co-issuers and guarantors are “jointly and severally and unconditionally” obligated to pay the obligations under the notes. Please provide us with detailed legal analysis that these payment obligations are “full and unconditional” as defined in Rule 3-10(h)(2) of Regulation S-X. Include in this analysis references to applicable contract provisions and/or state law. Please note that we continue to evaluate your response to prior comment one and may have additional comments after reviewing your responses to the comments in this letter.

The obligations of the subsidiary co-issuers and guarantors are joint and several, that is to say each individual subsidiary co-issuer and subsidiary guarantor is equally obligated to make all of the payment obligations under the notes. The obligations of the

December 11, 2006

subsidiary co-issuers and guarantors are also full and unconditional, that is to say each individual subsidiary is equally obligated for the full amount of the notes at the same time and in the same manner, subject only to exceptions permitted by Rule 3-10(h)(2) of Regulation S-X and the related guidance. Set forth below is our analysis of the underlying contract terms and statutes applicable to the subsidiary co-issuers and guarantors.

Subsidiary Co-Issuers. The obligations of the issuers are set forth in the indentures and the related promissory notes. There is no payment or similar obligation contained in the indentures or the related notes that is not borne by each of Avago Technologies Finance Pte. Ltd. (“Avago”) and the two subsidiary co-issuers. Each of the subsidiary co-issuers, along with Avago, is expressly defined as an “Issuer” in the preamble to each indenture, and they are collectively defined as the “Issuers.” Throughout the indentures and the related notes, each pecuniary obligation is expressly borne by the Issuers (i.e., each of Avago and the two subsidiary co-issuers).[1]

It is a matter of black letter law under the New York UCC[2] that when two or more persons sign the same negotiable instrument in the same capacity, the signers have joint and several liability for the entire obligation.[3] In addition, the construction of the indentures and the related promissory notes results in the conclusion that the obligations of each subsidiary co-issuer are full and unconditional because they represent exactly the same obligations as that of the primary issuer, Avago. The obligations of the subsidiary co-issuers are no less than the obligations of Avago, with no different payment schedule nor is there any requirement that remedies against Avago be exhausted before payment

[1]	See, for example:
•	Section 3.05, “Deposit of Redemption or Purchase Price,” which obligates the Issuers to pay all amounts due on redemption of notes;

•	Section 3.07, “Optional Redemption,” which provides the Issuers with the right to optionally redeem the notes under certain circumstances;

•	Section 3.10, “Offers to Repurchase by Application of Excess Proceeds,” which obligates the Issuers to offer to purchase notes upon certain circumstances involving asset sales;

•	Section 4.01, “Payment of Notes,” which obligates the Issuers to pay principal, premium, interest and additional interest on the notes;

•	Section 4.14, “Offer to Repurchase Upon Change of Control,” which obligates the Issuers to offer to purchase notes upon certain change in control transactions;

•	Section 1 of each note relating to payment by the Issuers;

•	Section 2 of each note relating to method of payment by the Issuers; and

•	the signature page of each note, which identifies each of Avago and the two subsidiary co-issuers as an issuer of the notes.

[2]	Section 3-118(e) of the New York Uniform Commercial Code provides in relevant part that, “The following rules apply to every instrument…(e) unless the instrument otherwise specifies two or more persons who sign as maker, acceptor or drawer or endorser as a part of the same transaction are jointly and severally liable even though the instrument contains such words as ‘I promise to pay.’” Neither Indenture nor any promissory note contains any language that contradicts this general rule.

[3]	See Anderson UCC 3d § 3-118:11.

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may be sought from a subsidiary co-issuer. Based on these contractual provisions, we believe that the obligations of each of the two subsidiary co-issuers are properly viewed as joint and several and full and unconditional for purposes of Rule 3-10(h)(2) of Regulation S-X.

Subsidiary Guarantors. The terms of the subsidiary guarantees are specified in the indentures (Article 10 for the Senior Notes and Article 11 for the Subordinated Notes), and are identical except for ranking (i.e., senior versus subordinated status). Each of the subsidiary guarantees is intended to be “full and unconditional” for purposes of Rule 3-10(h)(2) of Regulation S-X. Rule 3-10(h)(2) requires that, “when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” The concept is further explained in the adopting release[4] for Rule 3-10, which makes clear that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and specifically states that this status would not be defeated if the guarantee provides that it is enforceable “to the fullest extent permitted by law.”

We are supplementally providing as Exhibit A an annotated copy of the guarantee section (Article 10) to the Senior Note Indenture (Article 11 of the Subordinated Note Indenture is identical). Each annotation is numbered and accompanies the subsection of Section 10 as follows:

General Provisions.

Section 10.01 at (1). This section represents a standard, general grant clause which on its face is expressly joint and several and full and unconditional as to all obligations, including costs of enforcement.

Section 10.01 at (2). This clause sets the limit of the guarantee at what is legally permissible and thus is expressly permitted by the adopting release.

Section 10.01 at (3). This is a standard reinstatement clause which assures that the debt is not discharged unless repaid permanently.

Section 10.01 at (4). This is a standard clause which assures that subrogation rights will not result in a competition as between guarantors that have paid on their guarantee, and bondholders.

Section 10.01 at (5). This is a standard continuation clause which is limited only to the extent permitted by law, and thus is expressly permitted by the adopting release.

[4]	See page 14 of Release Nos. 33-7878 and 34-43124, 65 Fed. Reg. 51,692 (Aug. 24, 2000).

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Section 10.01 at (6). These are standard clauses in debt agreements and are the same as terms in the Indenture applicable to the Issuers.

Section 10.01 at (7). This clause assures that the guarantee will be of exactly the same seniority status as the underlying debt, which in this example is senior.

Section 10.02(a) at (8). This clause has the sole effect of limiting the guarantees to the extent necessary to prevent a fraudulent conveyance, along with a related contribution provision which by its terms is irrelevant to the bondholders since it only applies after all guaranteed obligations have been paid in full. The fraudulent conveyance exception is expressly permitted by the adopting release.

Special Foreign Limitations.

Commencing in Section 10.2(b), the Indenture includes four country-specific limitations or other clarifications on the guarantees that have been inserted to address specific legal concerns in each of those countries. Unlike the United States, there is the potential for officers, directors and similar persons to have personal civil and criminal liability in Germany, Italy and the United Kingdom for violation of certain insolvency and similar creditor protection laws. In acquiring the bonds, the bondholders could not have had any expectation that they were acquiring rights against any parties other than the Issuers and the guarantors, including any claims as creditors against officers, directors or similar other parties in their individual capacity. This principle (which is standard in all debt indentures) is established in Section 12.07 of the Senior Note Indenture and Section 13.07 of the Subordinated Note Indenture, “No Personal Liability of Directors, Officers, Employees and Stockholders.”[5] Since the bondholders have broadly waived personal liability claims with respect to the primary debt, the Indenture provisions merely clarify that the non-U.S. guarantors located in jurisdictions with particularly onerous personal liability regimes are providing the guarantees solely within the boundaries of what is legally permissible in that country, and with sufficient clarity to provide individuals with the comfort that is customary in the country that the guarantee is not unlawfully broad so as to create personal liability. The specific exceptions are discussed below:

Section 10.02(b)-(h) at (9) — Germany. Germany is a country with onerous and complicated provisions applicable to the liability of individual officers and directors relating to the rights of creditors and the protection of statutory capital. While the

[5]	The provision states: “No director, officer, employee, incorporator or stockholder of the Issuers or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or this Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.”

December 11, 2006

provisions contained in the marked clauses are standard for upstream guarantees in Germany as an attempt by the marketplace to specify in some detail the boundaries of the guaranty, in order to further clarify that the German guarantee is unconditional, Avago proposes to supplement the Indenture to remove Sections 10.2(b) through 10.2(h) and replace them with the following text:
“(b) Notwithstanding any other provision of this Article 10 or this Indenture, Avago Technologies GmbH may refuse to make any payments under its guaranty to the extent any such payment results in a violation of Section 30 et seq. German Limited Liabilities Company Act (GmbH-Gesertz). Avago Technologies GmbH covenants to use all commercially reasonable efforts to maximize the amount payable under the guarantee in accordance with German law.

(c) — (h) [reserved]”
German counsel has advised Avago that the foregoing accurately defines the legal boundaries of a permissible guarantee under applicable German law, and thus we believe it to thereby be compliant with the requirements of Rule 3-10 and the adopting release.

The amendment can be implemented without bondholder consent because it does not make any adverse change in the legal rights of the bondholders under the Indenture.[6]

Section 10.2(i) at (10). Avago believes that this provision, as written, complies with the requirements of Rule 3-10 and the adopting release because the imposition of the clause is entirely predicated upon the determination that the guarantee was “unlawful” under applicable law.

Section 10.02(j) at (11) — Italy. Avago acknowledges that as originally drafted the limitation applicable to the guarantee of the Italian subsidiary does not meet the definition of “unconditional” because it contained dollar limits on the guarantee. Accordingly, Avago proposes to supplement the Indenture to remove Section 10.2(j) and replace it with the following text:
“(j) Notwithstanding any other provision of this Article 10 or this Indenture, Avago Technologies Italy S.R.L. shall only be liable to the maximum extent which Avago Technologies S.R.L., pursuant to Italian law, can validly guarantee taking into account its corporate interest at the time of the giving of the guarantee.”
Italian counsel has advised Avago that a guarantee can be given by an Italian company insofar as it satisfies a corporate interest, and therefore the foregoing accurately

[6]	See Section 9.01 of each of the Indentures.

December 11, 2006

defines the legal boundaries of a permissible guarantee to be given by an Italian company pursuant to Italian law, and thus we believe it to thereby be compliant with the requirements of Rule 3-10 and the adopting release.

This amendment can be implemented without bondholder consent because it does not make any adverse change in the legal rights of the bondholders under the Indenture.

Section 10.02(k) at (12) — United Kingdom. Avago believes that this provision, as written, complies with the requirements of Rule 3-10 and the adopting release because the imposition of the clause is entirely predicated upon the determination that the guarantee was “unlawful” under Sections 151 and 152 of the U.K. Companies Act. Sections 151 and 152 relate to the circumstances under which lending money to purchase stock is illegal, and carry with them potential criminal penalties.

Section 10.02(l) at (13) — Mexico. Avago believes that this provision, as written, is permissible because it merely implements expressly Section 12.07 of the Indenture (discussed above), namely that no individual signatory incur any personal liability by virtue of executing the guarantee or related agreement.

Section 10.02(m) at (14) — Other Jurisdictions. The authority granted by this clause to impose additional country-specific limitations on the guarantees has not been used.

Miscellaneous

Section 10.03 at (15). This is a standard clause dealing with execution and delivery that does not affect the status of the guarantees as unconditional.

Section 10.04 at (16). This standard clause largely repeats other provisions that make clear that the guarantors do not have subrogation rights under all amounts due under the Indenture have been paid.

Section 10.05 at (17). This standard clause merely recites consideration.

Section 10.06 at (18). This clause specifies the circumstances under which a guarantor can be released.

Based on the foregoing analysis and related clarifications of the Indentures, we respectfully submit that the obligations of the subsidiary co-issuers and the subsidiary guarantors are joint and several and full and unconditional for purposes of Rule 3-10(h)(2).

December 11, 2006

2.	Please more fully explain the tax purposes for the co-issuer structure of your offerings.

For U.S. federal income tax purposes, a secondary obligor, such as a guarantor, is not an “obligor” until a default by the primary obligor. Thus, absent a default, the primary obligor (and not a guarantor) would be entitled to the benefit of a deduction under Internal Revenue Code (“IRC”) Section 163 for any interest paid on the indebtedness. Moreover, IRS regulations provide that if payment of interest is made by a guarantor (following a default by the primary obligor), the guarantor does not obtain a deduction for interest paid under IRC Section 163 but instead is treated as having incurred a worthless business debt, subject to special rules applicable to such debts. See Treas. Reg. Sec. 1.166-9(a) and (b). Thus, structuring the obligation as a direct obligation of X with a guarantee by Y would not produce any interest deduction available to Y and, even if Y made payment under the guarantee, would not entitle Y to an interest deduction but would instead treat Y as having incurred a worthless debt.

In the “normal” domestic debt offering structure, the consolidated group (parent and subsidiaries) consists of U.S. corporations and each of those corporations participate in a consolidated income tax return for federal income tax purposes under IRC Section 1501. Thus, so long as the interest deduction is properly accrued by any one member of the consolidated tax group, the entire group benefits from that deduction. Accordingly, in such transactions it is commonplace that any subsidiaries are guarantors rather than co-issuers for federal income tax purposes, since the distinction is irrelevant to the tax treatment, even though the creditworthiness of the guarantor subsidiaries is committed to the lenders on a full and unconditional basis.

In contrast, Avago is a Singapore limited company with the significant majority of its operations conducted in Singapore and other foreign countries.[7] By causing two U.S. subsidiaries to become subsidiary co-issuers in this structure, such subsidiary co-issuers constitute primary obligors for purposes of IRC Section 163 and are thus entitled to deduct a properly allocable portion of the interest expense for U.S. federal income tax purposes. If the relevant U.S. subsidiaries were only guarantors for tax purposes, no interest deduction would be allowed in the United States even though the creditworthiness of the U.S. subsidiaries was committed to the lenders on a full and unconditional basis.

3.	We reissue comment two from our letter dated October 26, 2006. Please submit via Edgar a letter from the company containing the information requested in prior comment 2, including all required representations set forth in the Morgan Stanley letter.

Avago is submitting the requested letter.

[7]	For the fiscal year ended October 31, 2006, 79% of consolidated revenue was attributable to Singapore and other foreign countries.

December 11, 2006

Acceptance of Exchange Notes, page 90
4.	We reissue prior comment 13 of our letter dated October 26, 2006. We note that the current disclosure in the last full paragraph on page 92 that the notes may be returned or credited “after rejection of tender.”

Avago proposes that in the next pre-effective amendment of the registration statement it will amend the penultimate sentence to the last paragraph on page 92 to read as follows (with the proposed addition marked in bold underscore):
“Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be promptly returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be promptly credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer.”
Financial Statements
The Subsidiaries and Holdings Guarantors, page F-10
5.	Please tell us the specific paragraph of Rule 3-10 of Regulation S-X you relied on for the exception to the general rule of paragraph (a)(1) and the guidance you relied on for the reporting relief from providing condensed consolidating financial information. In addition, tell us where you have provided all disclosures required by Rule 3-10, including that the issuer and all subsidiary guarantors are 100% owned and the narrative disclosures called for under paragraphs (i)(9) and (i)(10). Please also tell us why the disclosures on pages 9 and 95 indicate that the guarantors “initially jointly and severally and irrevocably and unconditionally guarantee...” and clarify whether these guarantees are subject to change.

Avago has relied on paragraph (f) of Rule 3-10 of Regulation S-X for the exception to the general rule of paragraph (a)(1). Consistent with the analysis provided in our response to Comment 2 to the Staff’s October 29, 2006 comment letter and our response to Comment 1 to the Staff’s December 4, 2006 comment letter (provided above), Avago believes that each of the two subsidiary co-issuers is not a co-issuer for federal securities law purposes, including Rule 140 under the Securities Act of 1933, as amended. Rather, Avago believes that for purposes of Rule 3-10(h)(2) the subsidiary co-issuers are guarantors as their obligations are joint and several and full and unconditional as those terms are defined in the rule.

December 11, 2006

Consistent with Note 1 to Rule 3-10(f), no additional financial statement disclosure is required because:
•	the parent company (Avago) has no independent assets or operations;

•	the guarantees (including the subsidiary co-issuer obligations) are full and unconditional and joint and several; and

•	any subsidiaries of the parent company, other than the guarantors (including the subsidiary co-issuers) are minor as defined in the rule.
Thus, the consolidated financial statements of Avago are sufficient for the purposes of investors because every subsidiary of Avago is obligated under the Indentures in a joint and several, full and unconditional manner, except for several very small subsidiaries that, in the aggregate, comply with the “minor” test specified in Rule 3-10(h)(6).

The next pre-effective amendment to the registration statement will satisfy the requirements of paragraphs (i)(9) and (i)(10) by including the following additional disclosure in “Footnote 1 — Basis of Presentation” under the caption, “The Subsidiaries and Holdings Guarantors”:
“Each of the subsidiary co-issuers and subsidiary guarantors of the notes is a 100% owned direct or indirect subsidiary of Avago Finance. There are no significant contractual restrictions on the ability of Avago Finance or any subsidiary co-issuer or guarantor to obtain funds from its subsidiaries by dividend or loan, and the only other significant limitations on any such transfers are those customarily imposed by statutory capital, fraudulent conveyance, fraudulent transfer and similar insolvency laws, which the Company does not believe are material to its ability to service its debt obligations.”
The referenced disclosure states that the guarantors “initially jointly and severally and irrevocably and unconditionally guarantee...” because the guarantees are subject to release upon certain circumstances as established in the Indentures, including for example upon the sale, disposition or transfer of a guarantor, or the proper designation of a guarantor as an “unrestricted subsidiary” as further described on page 96 in the last paragraph under the caption “Description of Exchange Senior Notes — Subsidiary Co-Issuers and Guarantors.” Although we can see how the usage of the term on page 95 (and the same text on page 153) was potentially confusing, the text is not intended to indicate that the nature of the guarantee can change. The disclosure on page 9 provides the investor with appropriate information to understand that the identity of the guarantors is subject to change, which is typical in indentures of this type.

In the next pre-effective amendment to the registration statement, we will remove the referenced use of the word “initially” from pages 95 and 153.

December 11, 2006

Signatures
6.	Please tell us where you have filed a power of attorney authorizing Rex S. Jackson to executed the registration statement on behalf of John R. Joyce.

This omission will be corrected in the next pre-effective amendment to the registration statement.

     Should the Staff have any questions regarding these responses or require further information, please contact the undersigned at (650) 463-2643, John Huber of this firm at (202) 637-2242 or William Davisson of this firm at (650) 463-2660.

Very truly yours,
/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

cc: Avago Technologies Finance Pte. Ltd.